Filed pursuant to Rule 424(b)(4)
Registration No. 333-142877

Taleo Corporation

3,062,668 Shares
Class A Common Stock

This is a public offering of Class A common stock of Taleo Corporation. Selling stockholders of Taleo Corporation are offering all of the 3,062,668 shares of our Class A common stock offered by this prospectus. We will not receive any of the proceeds from the sale of shares.

Our Class A common stock is traded on the Nasdaq Global Market under the symbol “TLEO.” On June 5, 2007, the closing sale price of the Class A common stock was $20.61 per share.

Investing in the Class A common stock involves risks. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$19.85	$60,793,959.80
Underwriting discounts and commissions	$0.9428	$2,887,483.39
Proceeds, before expenses, to the selling stockholders	$18.9072	$57,906,476.41

The selling stockholders have granted the underwriters the right to purchase up to 459,400 additional shares of Class A common stock to cover over-allotments.

Deutsche Bank Securities	CIBC World Markets

ThinkEquity Partners LLC

The date of this prospectus is June 5, 2007

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in or incorporated by reference into this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 8, before deciding whether to purchase shares of our Class A common stock. Unless the context otherwise requires, we use the terms “Taleo,” the “company,” “we,” “us” and “our” in this prospectus to refer to Taleo Corporation and its subsidiaries.

TALEO CORPORATION

Overview

We provide on demand talent management solutions to organizations of all sizes. We enable organizations to assess, acquire, develop, and align their workforce for improved business performance. Organizations seek to improve their talent management processes not only to reduce the time and costs associated with these processes but, more importantly, to enhance the quality, productivity and retention of their workforce. Our solutions enable our customers to attract and acquire high quality talent; better align workforce skills and competencies with business needs; increase employee retention and productivity; reduce the time and costs associated with talent management; increase process consistency; and ease the burden of regulatory compliance.

We deliver our solutions on demand using a software as a service model. Our on demand solutions require no software license purchases or software maintenance fees. Our solutions are accessible through an Internet connection on standard web browsers. Our vendor hosted model significantly reduces the time and costs associated with deployment of traditional software solutions by eliminating the need for our customers to install additional hardware and software to run our solutions.

Our solutions are highly configurable, enabling our customers to create variable workflows to address the unique talent management requirements associated with different employee types, locations, and regulatory environments. Our configuration capabilities enable our customers to map their unique talent management processes and content to their current users and organizational structure by brand, division, recruiting specialty, business unit, geography, or other operational structures needed to support their talent management and business initiatives, while adhering to local regulatory requirements. This flexibility allows us to deliver tailored solutions without the need for source code customization. Our solutions support workforce analytics, such as staffing metrics reporting, process benchmarking and employee skills inventory management.

We market our enterprise talent management solution, Taleo Enterprise Edition, to medium to large-sized organizations through our direct sales force and indirectly through our strategic partnerships with business process outsourcing and human resource outsourcing providers. We market our talent management solution for small to medium-sized organizations, Taleo Business Edition, through our telesales team and Internet marketing efforts. We deliver our solutions to approximately 1000 customers. Our customers include many of the Fortune 1000, as well as small to medium-sized organizations from a variety of industries including healthcare, manufacturing, financial services, professional services and retail.

Market Opportunity

Talent management is a complex process with multiple, interconnected elements that together play a vital role in attracting, sourcing, assessing, hiring, developing and aligning human capital to our client’s business objectives. Many organizations no longer view human capital solely as an expense to be minimized, but instead as an asset to be optimized. This shift in thinking has mirrored the evolution of talent management from a manual, paper-based practice to a technology-enabled, organization-wide strategic business process.

Over the past few years, organizations have automated most critical business functions. While this automation has generated large volumes of data and business information, the critical knowledge within organizations resides with employees. Accordingly, much of the value of the organization resides in its human capital. To increase their return on investment in human capital, organizations have begun to shift their focus from traditional cost-and time-per-hire metrics to more strategic considerations. These considerations include time-to-productivity, internal mobility, employee retention, and employee contribution measures. Systematically pursuing these goals increases overall workforce productivity by enabling assignment and redeployment of talent more optimally aligned with business needs. A comprehensive view of talent management requires solutions that not only automate discrete recruiting transactions, but also improve the effectiveness and consistency of staffing processes through a more consistent competencies inventory management process, thereby increasing the quality of hire, employee retention, and productivity. In February 2007, an independent market research firm, International Data Corporation, or IDC, estimated that the end-to-end hiring process automation solutions market is expected to grow from $756 million in 2006 to approximately $2.0 billion in 2011, which represents a compound annual growth rate of 21.7%.

The Benefits of Our Approach

In order to sustain a competitive advantage in today’s knowledge economy, most organizations must capitalize on human capital as their most important asset, not only optimizing staffing, but also talent management and employee mobility processes. Our talent management solutions help maximize the return on human capital by enhancing the alignment of workforce to business needs, increasing the quality and speed of hires, enabling the assessment and skills inventory of employees and promoting effective employee mobility. By driving organization-wide participation in the talent supply chain, we help our customers to establish systematic processes and enable these processes through the use of our configurable technology to increase the quality and alignment of their workforces.

Key Benefits of Our Solutions:

•	Systematic approach to talent management processes

•	Comprehensive suite of solutions

•	Embedded domain expertise

•	Ease of use and integration

•	Talent analytics

•	Increased workforce productivity

Key Benefits of Our Business Model:

•	Ease of deployment through the on demand model

•	Single version of application source code

•	Configurability

•	Secure, scalable infrastructure

•	Lower total cost of ownership

•	Recurring revenue

Our Strategy

Our strategy is to become the leading platform for talent management solutions for all markets. Key elements of our strategy include:

•	Extend our technology leadership

•	Expand our solution offerings

•	Build upon our domain expertise

•	Increase penetration of our existing customer base

•	Partner with additional leading human resource outsourcing organizations

•	Expand our multinational presence

•	Expand our target market opportunity

COMPANY INFORMATION

We are a Delaware corporation and were incorporated in May 1999. In November 1999, we entered into an exchangeable share transaction with a Quebec corporation, 9090-5415 Quebec Inc. As a result of the transaction, the corporation became our subsidiary and its shareholders exchanged their shares for non-voting exchangeable shares, which through various agreements entitle the holder to exchange each exchangeable share for a share of our Class A common stock on a six-for-one basis. Taleo (Canada) Inc., our Canadian operating subsidiary, is a wholly owned subsidiary of 9090-5415 Quebec, Inc. and the majority of our research and development efforts are conducted through Taleo (Canada) Inc.

Our principal executive offices are located at 4140 Dublin Boulevard, Suite 400, Dublin, California 94568. Our telephone number is (925) 452-3000, and our website is located at www.taleo.com; however, the information in, or that can be accessed through, our website is not part of this report.

THE OFFERING

Class A common stock offered by the selling stockholders	3,062,668 shares

Shares of common stock to be outstanding after this offering:

Class A common stock	24,160,463 shares

Class B common stock	980,460 shares

Total	25,140,923 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

Over-allotment option	The selling stockholders have granted the underwriters a 30-day option to purchase up to 459,400 additional shares of Class A common stock at the public offering price, less underwriting discounts and commissions, to cover any over-allotments.

Nasdaq Global Market symbol	TLEO

Risk factors	See “Risk Factors” beginning on page 8 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

The number of shares of Class A common stock that will be outstanding after this offering is based on the number of shares outstanding at March 31, 2007, and excludes:

•	3,911,465 shares of Class A common stock issuable upon the exercise of options outstanding at March 31, 2007, at a weighted average exercise price of $11.80 per share;

•	40,627 shares of Class A common stock that may be issued under restricted stock unit awards outstanding at March 31, 2007; and

•	1,014,585 shares of Class A common stock available for future issuance at March 31, 2007 under our 2004 Stock Plan, 2004 Employee Stock Purchase Plan and 2005 Stock Plan.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase 459,400 additional shares of Class A common stock.

The information in this prospectus assumes that, immediately prior to the completion of this offering, the selling stockholders who hold shares of our Class B common stock and exchangeable shares of our subsidiary, 9090-5415 Quebec Inc., will exchange the exchangeable shares into shares of Class A common stock and the Company will correspondingly redeem shares of Class B common stock on a one-for-one basis. The selling stockholders will exchange only that number of exchangeable shares equal to the number of shares of Class A common stock that such stockholders are selling in the offering. These exchangeable shares were issued so that the holders of the outstanding capital stock of 9090-5415 Quebec could defer the imposition of certain taxes under Canadian law until such time as they elected to exchange their exchangeable shares for shares of our Class A common stock but could otherwise maintain their economic rights, which are further described in “Description of Capital Stock.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements and related notes, as incorporated by reference from our filings on our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 16, 2007, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 10, 2007. Interim results are not necessarily indicative of the results to be expected for the full year.

				Three Months Ended
	Fiscal Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
	(in thousands, except per share data)

Revenue:
Application	$49,010	$63,296	$79,137	$18,216	$23,655
Consulting	9,640	15,114	17,906	3,948	5,062

Total revenue	58,650	78,410	97,043	22,164	28,717

Cost of revenue:
Application	14,627	16,419	19,317	4,486	5,100
Consulting	8,276	11,058	12,785	3,321	3,789

Total cost of revenue	22,903	27,477	32,102	7,807	8,889

Gross profit	35,747	50,933	64,941	14,357	19,828

Operating expenses:
Sales and marketing	18,153	22,544	29,482	6,353	8,517
Research and development	15,932	16,687	19,475	4,783	5,403
General and administrative	7,096	10,725	21,113	4,486	5,394
Restructuring charges	—	804	414	—	—

Total operating expenses	41,181	50,760	70,484	15,622	19,314

Operating income/(loss)	(5,434)	173	(5,543)	(1,265)	514
Other income/(expense)
Interest income	101	873	2,891	709	673
Interest expense	(404)	(1,273)	(107)	(30)	(19)
Fees for early extinguishment of debt	—	(2,264)	—	—	—

Total other income/(expense), net	(303)	(2,664)	2,784	679	654
Net income/(loss) before provision for income taxes	(5,737)	(2,491)	(2,759)	(586)	1,168
Provision/(benefit) for income taxes	(11)	4	(131)	8	260

Net income/(loss)	(5,726)	(2,495)	(2,628)	(594)	908
Accrual of dividends and issuance costs on preferred stock	(3,299)	(2,984)	—	—	—
Net income/(loss) attributable to Class A common stockholders	$(9,025)	$(5,479)	$(2,628)	$(594)	$908

Net income/(loss) attributable to Class A common stockholders per share—basic	$(161.16)	$(1.19)	$(0.13)	$(0.03)	$0.04
Net income/(loss) attributable to Class A common stockholders per share—diluted	$(161.16)	$(1.19)	$(0.13)	$(0.03)	$0.03
Weighted average Class A common shares—basic	56	4,619	20,031	18,789	22,804
Weighted average Class A common shares—diluted	56	4,619	20,031	18,789	26,014

As of
March 31,
2007
(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$73,933
Working capital	59,688
Total assets	141,713
Long-term debt	7

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our Class A common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occurs our business, financial condition or results of operation could be materially and adversely affected. In that case, the trading price of our Class A common stock could decline, and you could lose some or all of your investment.

We have a history of losses, and we cannot be certain that we will achieve or sustain profitability.

We have incurred annual losses since our inception. As of March 31, 2007 we had incurred aggregate net losses of $40.6 million, which is our accumulated deficit of $54.4 million less $13.8 million of dividends and issuance costs on preferred stock. We may incur losses in the future as a result of expenses associated with the continued development and expansion of our business, expensing of stock options, marketing efforts, audit-related professional services and other requirements of being a public company, such as compliance with Section 404 of the Sarbanes-Oxley Act of 2002. As we implement initiatives to grow our business, which include, among other things, acquisitions, plans for international expansion and new product development, any failure to increase revenue or manage our cost structure could prevent us from completing these initiatives and achieving or sustaining profitability. As a result, our business could be harmed and our stock price could decline. We cannot be certain that we will be able to achieve or sustain profitability on a quarterly or annual basis.

If our existing customers do not renew their software subscriptions and buy additional solutions from us, our business will suffer.

We expect to continue to derive a significant portion of our revenue from renewal of software subscriptions and, to a lesser extent, service fees from our existing customers. As a result, maintaining the renewal rate of our software subscriptions is critical to our future success. Factors that may affect the renewal rate for our solutions include:

•	the price, performance and functionality of our solutions;

•	the availability, price, performance and functionality of competing products and services;

•	the effectiveness of our maintenance and support services;

•	our ability to develop complementary products and services; and

•	the stability, performance and security of our hosting infrastructure and hosting services.

Most of our Taleo Enterprise Edition customers entered into software subscription agreements with an average duration of three years from the initial contract date. Most of our Taleo Business Edition customers entered into annual software subscription agreements. Our customers have no obligation to renew their subscriptions for our solutions after the expiration of the initial term of their agreements. In addition, our customers may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these customers, or may request that we license our software to them on a perpetual basis, which may, after we have ratably recognized the revenue for the perpetual license over the relevant term in accordance with our revenue recognition policies, reduce recurring revenue from these customers. Under certain circumstances, our customers may cancel their subscriptions for our solutions prior to the expiration of the term. Our future success also depends, in part, on our ability to sell new products and services to our existing customers. If our customers terminate their agreements, fail to renew their agreements, renew their agreements upon less favorable terms, or fail to buy new products and services from us, our revenue may decline or our future revenue may be constrained.

Because we recognize revenue from software subscriptions over the term of the agreement, a significant downturn in our business may not be reflected immediately in our operating results, which increases the difficulty of evaluating our future financial position.

We generally recognize revenue from software subscription agreements ratably over the terms of these agreements, which average three years for our Taleo Enterprise Edition customers and one year for our Taleo Business Edition customers. As a result, a substantial majority of our software subscription revenue in each quarter is generated from software subscription agreements entered into during previous periods. Consequently, a decline in new software subscription agreements in any one quarter may not affect our results of operations in that quarter but will reduce our revenue in future quarters. Additionally, the timing of renewals or non-renewals of a software subscription agreement during any one quarter may also affect our financial performance in that particular quarter. For example, because we recognize revenue ratably, the non-renewal of a software subscription agreement late in a quarter will have very little impact on revenue for that quarter, but will reduce our revenue in future quarters. Accordingly, the effect of significant declines in sales and market acceptance of our solutions may not be reflected in our short-term results of operations, which would make these reported results less indicative of our future financial results. By contrast, a non-renewal occurring early in a quarter may have a significant negative impact on revenue for that quarter and we may not be able to offset a decline in revenue due to such non-renewals with revenue from new software subscription agreements entered into in the same quarter. In addition, we may be unable to adjust our costs in response to reduced revenue.

If our efforts to attract new customers are not successful, our revenue growth will be adversely affected.

In order to grow our business, we must continually add new customers. Our ability to attract new customers will depend in large part on the success of our sales and marketing efforts. However, our prospective customers may not be familiar with our solutions, or may have traditionally used other products and services for their talent management requirements. In addition, our prospective customers may develop their own solutions to address their talent management requirements, purchase competitive product offerings, or engage third-party providers of outsourced talent management services that do not use our solution to provide their services. If our prospective customers do not perceive our products and services to be of sufficiently high value and quality, we may not be able to attract new customers.

Additionally, some new customers may request that we license our software to them on a perpetual basis or that we allow them the contractual right to convert from a term license to a perpetual license during the contract term, which may, after we have ratably recognized the revenue for the perpetual license over the relevant term in accordance with our revenue recognition policies, reduce recurring revenue from these customers. To date, we have completed a limited number of agreements with such terms.

In connection with the December 31, 2005 year-end audit and in prior periods we identified deficiencies in our internal control over financial reporting that led us to restate our consolidated financial statements and we cannot be certain restatements will not occur again.

In connection with the December 31, 2005 year-end audit of our financial statements, management and our independent registered public accounting firm identified deficiencies in our internal control over financial reporting. These were matters that in our judgment could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in our financial statements. Under Auditing Standard No. 2 issued by the Public Company Accounting Oversight Board (United States) these deficiencies were deemed to be material weaknesses. In particular, we discovered errors in respect to depreciation of fixed assets, and accrual of dividends on preferred stock which required adjustment. As a result, we restated our consolidated financial statements. We also identified a failure to appropriately apply GAAP to certain aspects of our financial reporting resulting from the lack of a properly designed financial reporting process and a lack of sufficient technical accounting expertise. Certain of such deficiencies were also deemed to be material weaknesses. We have remediated all known material weaknesses that were identified as part of the December 31, 2005 year end audit; however, we cannot be certain that the measures we have taken will ensure that those or similar deficiencies do not recur in the future. In addition, we recently identified a material weakness in connection with the evaluation of the effectiveness of our internal controls as of March 31, 2007, related to the identification of a material adjustment required which affected cash, accounts receivable and cash flow from operations. Any failure to maintain effective controls or to adequately implement required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information.

In addition to the restatement noted above, in 2004 we restated our consolidated financial statements for 2003. Execution of these restatements created a significant strain on our internal resources, and increased our costs and caused management distraction. As a result of these restatements, we filed for extensions for the filing of our 2005 Annual Report on Form 10-K and our March 2006 Quarterly Report on Form 10-Q. We believe that any future restatements would likely cause additional strain on our internal resources. In addition, the fact we have had restatements in 2004 and 2005 may cause investors to lose confidence in the accuracy and completeness of our financial reports, which could have an adverse impact on our stock price.

Failure to implement the appropriate controls and procedures to manage our growth could harm our ability to expand our business, our operating results, and our overall financial condition.

As a result of material weakness and deficiencies identified for the period ended December 31, 2005, during 2006 we completed a review and redesign of our internal controls over financial reporting related to our closing procedures and processes, our calculations of our reported numbers, including depreciation expense and fixed assets, and the need to strengthen our technical accounting expertise. While we remediated all material weaknesses in our internal control over financial reporting that existed on December 31, 2005, we recently identified a material weakness in connection with the evaluation of the effectiveness of our internal controls as of March 31, 2007, related to the identification of a material adjustment required which affected cash, accounts receivable and cash flow from operations. We continue to focus on improvements in our controls over financial reporting. For example, the steps below remain in process:

•	implementation and documentation of new policies around closing processes;

•	improvement of detective controls and greater financial analysis around operational metrics that are key to our performance; and

•	improvement of the process of benchmarking our internal financial operations and implementing best practices in various business processes.

We have discussed these matters with the audit committee of our board of directors and will continue to do so as required. However, we cannot be certain that the completion of these steps will remediate our control deficiencies. Any current or future deficiencies could materially and adversely affect our ability to provide timely and accurate financial information about our company.

The requirements of being a public company have been, and may continue to be, a strain on our resources, which may adversely affect our business and financial condition.

We are subject to a number of requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing standards of The Nasdaq Stock Market. These requirements have placed a strain on our systems and resources and will likely continue to do so. The Securities Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We had two restatements of historical financial information in 2005. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, and operating results. In addition, we recently completed the move of our finance department, from Quebec City to Dublin, California to support our reporting and compliance requirements as a U.S. public company and we have recently hired additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. This relocation created strain on our employees and management. Further, the integration of newly hired or relocated employees may not be successful or may result in additional expense.

Our financial performance may be difficult to forecast as a result of our historical focus on large customers and the long sales cycle associated with our solutions.

The majority of our revenue is currently derived from organizations with complex talent management requirements. Accordingly, in a particular quarter the majority of our bookings from new customers are from large sales made to a relatively small number of customers. As such, our failure to close a sale in a particular quarter will impede desired revenue growth unless and until the sale closes. In addition, our sales cycles for our enterprise clients are generally between nine months and one year, and in some cases can be longer. As a result, substantial time and cost may be spent attempting to secure a sale that may not be successful. The period between our first sales call on a prospective customer and a contract signing is relatively long due to several factors such as:

•	the complex nature of our solutions;

•	the need to educate potential customers about the uses and benefits of our solutions;

•	the relatively long duration of our contracts;

•	the discretionary nature of our customers’ purchase and budget cycles;

•	the competitive evaluation of our solutions;

•	fluctuations in the staffing management requirements of our prospective customers;

•	announcements or planned introductions of new products by us or our competitors; and

•	the lengthy purchasing approval processes of our prospective customers.

If our sales cycles unexpectedly lengthen, our ability to forecast accurately the timing of sales in any given period will be adversely affected and we may not meet our forecasts for that period.

If we fail to develop or acquire new products or enhance our existing products to meet the needs of our existing and future customers, our sales will decline.

To keep pace with technological developments, satisfy increasingly sophisticated customer requirements, and achieve market acceptance, we must enhance and improve existing products and continue to introduce new products and services. For instance, we recently announced our plans to develop a performance management software product. Any new products we develop or acquire may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to develop or acquire new products that appeal to our target customer base or enhance our existing products or if we fail to price our products to meet market demand or if the products we develop or acquire do not meet performance expectations, our business and operating results will be adversely affected. To date, we have focused our business on providing solutions for the talent management market, but we may seek to expand into other markets in the future. Our efforts to expand our solutions beyond the talent management market may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, which may harm our existing business.

We expect to incur additional expense to develop software products and to integrate acquired software products into existing platforms to maintain our competitive position. These efforts may not result in commercially viable solutions. If we do not receive significant revenue from these investments, our business will be adversely affected. Additionally, we intend to maintain a single version of each release of our software applications that is configurable to meet the needs of our customers. Customers may require customized solutions or features and functions that we do not yet offer and do not intend to offer in future releases, which may cause them to choose a competing solution.

Acquisitions and investments present many risks, and we may not realize the anticipated financial and strategic goals for any such transactions, which would harm our business, operating results and overall financial condition. In addition, we have limited experience in acquiring and integrating other companies.

We have made, and may continue to make, acquisitions or investments in companies, products, services, and technologies to expand our product offerings, customer base and business. We have limited experience in executing acquisitions. In October 2003, we acquired White Amber, which we introduced as Taleo Contingent, and in March 2005, we acquired Recruitforce.com, which we introduced as Taleo Business Edition. In March 2007, we acquired certain assets of JobFlash, Inc. Such acquisitions and investments involve a number of risks, including the following:

•	being unable to achieve the anticipated benefits from our acquisitions;

•	discovering that we may have difficulty integrating the accounting systems, operations, and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	difficulty incorporating the acquired technologies or products into our existing code base;

•	problems arising from differences in the revenue or licensing model of the acquired business;

•	customer confusion regarding the positioning of acquired technologies or products;

•	difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	difficulty retaining the acquired business’ customers; and

•	problems or liabilities associated with product quality, technology and legal contingencies.

The consideration paid in connection with an investment or acquisition also affects our financial results. If we should proceed with one or more significant acquisitions in which the consideration includes cash, we could be required to use a substantial portion of our available cash to consummate any such acquisition. To the extent that we issue shares of stock or other rights to purchase stock, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, material one-time write-offs, or purchase accounting adjustments and restructuring charges. They may also result in recording goodwill and other intangible assets in our financial statements which may be subject to future impairment charges or ongoing amortization costs, thereby reducing future earnings. In addition, from time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

We are discontinuing our time and expense processing services for temporary workers that comprised the managed services component of our Taleo Contingent solution and intend to provide time and expense processing services to our current customers only through the expiration of their current agreements. During this transition period, if we fail to finish outstanding implementations for new customers or if some of our Taleo Contingent customers reduce the number of transactions processed under their current contracts, fluctuations in the related revenue may occur which may harm our business and operating results.

We have elected to integrate certain functions of our Taleo Contingent solution with the solutions of third party providers of time and expense processing for temporary workers. On a going forward basis we will no longer be entering into agreements to provide time and expense processing services for temporary workers and, accordingly, our revenue model based on a percentage of spend from such processing services will end. Our intention is to service our current customers to which we provide such time and expense processing services through the expiration of their current agreements with us. However, our current Taleo Contingent customers are not obligated to process temporary worker transactions exclusively through our solution and we cannot be certain that such customers will not elect to transition such transaction processing services to other providers before the expiration of their contracts with us. Our Taleo Contingent solution accounts for a significant portion of our revenue, and we cannot be certain that we can replace the lost revenue from other sources. As a result, if certain of our Taleo Contingent customers elect to stop processing temporary worker transactions through our system sooner than expected, our revenue could be disrupted. Further, we may find it difficult to replace the revenue we currently receive from the processing of temporary worker time and expense transactions and our results may be negatively impacted.

Fluctuation in the processing of temporary workers will affect the revenue associated with our Taleo Contingent solution, which may harm our business and operating results.

We currently generate revenue from our Taleo Contingent solution based on a fixed percentage of the dollar amount invoiced for temporary labor charges processed through our time and expense functionality. If our customers’ demand for temporary workers declines, or if the general wage rates for temporary workers decline, so will our customers’ associated spending for temporary workers, and, as a result, revenue associated with our Taleo Contingent solution will decrease and our business may suffer. In addition, our contracts for the Taleo Contingent solution do not generally contain minimum revenue or transaction commitments from our customers. Therefore, if we fail to finish any currently outstanding implementations for new customers or if existing customers elect to decrease the transactions processed via the Taleo Contingent solution, we may not recognize incremental revenue from new customers or our revenues from existing Taleo Contingent customers may decline.

If we do not compete effectively with companies offering talent management solutions, our revenue may not grow and could decline.

We have experienced, and expect to continue to experience, intense competition from a number of companies. Our Taleo Enterprise Edition solution competes with vendors of enterprise resource planning software such as Oracle and SAP, and also with vendors such as ADP, Authoria, Deploy Solutions, Kenexa, Kronos, Peopleclick, SuccessFactors, Vurv (formerly Recruitmax), Workday, and Workstream that offer products and services that compete with one or more modules in our Taleo Enterprise Edition suite of solutions. Our Taleo Business Edition solution competes primarily with Bullhorn, Hiredesk.com, iCIMS and others. Our competitors may announce new products, services or enhancements that better meet changing industry standards or the price or performance needs of customers. Increased competition may cause pricing pressure and loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition.

Our competitors and potential competitors may have significantly greater financial, technical, development, marketing, sales, service and other resources than we have. Many of these companies may also have a larger installed base of customers, longer operating histories and greater brand recognition than we have. Certain of our competitors provide products that may incorporate capabilities which are not available in our current suite of solutions, such as automated payroll and benefits, or services that we do not currently offer, such as recruitment process outsourcing services. Products with such additional functionalities may be appealing to some customers because they can reduce the number of different types of software or applications used to run their business and such additional services may be viewed by some customers as enhancing the effectiveness of a competitor’s solutions. In addition, our competitors’ products may be more effective than our products at performing particular talent management functions or may be more customized for particular customer needs in a given market. Further, our competitors may be able to respond more quickly than we can to changes in customer requirements.

Our customers often require our products to be integrated with software provided by our existing or potential competitors. These competitors could alter their products in ways that inhibit integration with our products, or they could deny or delay access by us to advance software releases, which would restrict our ability to adapt our products to facilitate integration with these new releases and could result in lost sales opportunities. In addition, many organizations have developed or may develop internal solutions to address talent management requirements that may be competitive with our solutions.

We may lose sales opportunities if we do not successfully develop and maintain strategic relationships to sell and deliver our solutions.

We intend to partner with additional business process outsourcing, or BPO, and human resource outsourcing, or HRO, providers that resell our staffing solutions as a component of their outsourced human resource services. If customers or potential customers begin to outsource their talent management functions to BPOs or HROs that do not resell our solutions, or to BPOs or HROs that choose to develop their own solutions, our business will be harmed. In addition, we have relationships with third-party consulting firms, system integrators and software and service vendors who provide us with customer referrals, integrate their complementary products with ours, cooperate with us in marketing our products and provide our customers with system implementation or maintenance services. If we fail to establish new strategic relationships or expand our existing relationships, or should any of these partners fail to work effectively with us or go out of business, our ability to sell our products into new markets and to increase our penetration into existing markets may be impaired.

The potential mergers of our competitors or other similar strategic alliances could weaken our competitive position or reduce our revenue.

The market in which we operate appears to be in the midst of a period of vendor consolidation. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. For example, Kronos recently acquired Unicru and is in the process of being acquired by the private equity firm Hellman & Friedman. Additionally, Kenexa recently acquired Brassring and ADP recently acquired VirtualEdge. Unicru, Brassring and VirtualEdge have been direct competitors of ours in the past and we are uncertain what impact these acquisitions will have on our market and our ability to compete against the merged companies.

Our competitors may also establish or strengthen cooperative relationships with our current or future BPO partners, HRO partners, systems integrators, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our products and limiting the number of consultants available to implement our solutions. Disruptions in our business caused by these events could reduce our revenue.

If we are required to reduce our prices to compete successfully, our margins and operating results could be adversely affected.

The intensely competitive market in which we do business may require us to reduce our prices. If our competitors offer discounts on certain products or services we may be required to lower prices or offer our solutions on less favorable terms to compete successfully. Several of our larger competitors have significantly greater resources than we have and are better able to absorb short-term losses. Any such changes would likely reduce our margins and could adversely affect our operating results. Some of our competitors may provide fixed price implementations or bundle product offerings that compete with ours for promotional purposes or as a long-term pricing strategy. These practices could, over time, limit the prices that we can charge for our products. If we cannot offset price reductions with a corresponding increase in the quantity of applications sold, our margins and operating results would be adversely affected.

If our security measures are breached and unauthorized access is obtained to customer data, customers may curtail or stop their use of our solutions, which would harm our reputation, operating results, and financial condition.

Our solutions involve the storage and transmission of customers’ proprietary information, and security breaches could expose us to loss of this information, litigation and possible liability. While we have security measures in place, if our security measures are breached as a result of third-party action, employee error, criminal acts by an employee, malfeasance, or otherwise, and, as a result, someone obtains unauthorized access to customer data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and customers.

Our insurance policies may not adequately compensate us for any losses that may occur due to failures in our security measures.

Defects or errors in our products could affect our reputation, result in significant costs to us and impair our ability to sell our products, which would harm our business.

Our products may contain defects or errors, which could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our products in the future. The costs incurred in correcting any product defects or errors may be substantial and could adversely affect our operating results. While we test our products for defects or errors prior to product release, defects or errors have been identified from time to time by our customers and may continue to be identified in the future.

Any defects that cause interruptions in the availability or functionality of our solutions could result in:

•	lost or delayed market acceptance and sales of our products;

•	loss of customers;

•	product liability suits against us;

•	diversion of development and support resources;

•	injury to our reputation; and

•	increased maintenance and warranty costs.

While our software subscription agreements typically contain limitations and disclaimers that should limit our liability for damages related to defects in our software, such limitations and disclaimers may not be upheld by a court or other tribunal or otherwise protect us from such claims.

We participate in a new and evolving market, which increases the difficulty of evaluating the effectiveness of our current business strategy and future prospects.

Our current business model and prospects for increases in revenue should be considered in light of the risks and difficulties we encounter in the new, uncertain and rapidly evolving talent management market. Because this market is new and evolving, we cannot predict with any assurance the future growth rate and size of this market, which, in comparison with the market for all enterprise software applications, is relatively small. The rapidly evolving nature of the markets in which we sell our products and services, as well as other factors that are beyond our control, reduce our ability to evaluate accurately our future prospects and to forecast with a high degree of certainty our projected quarterly or annual performance.

Widespread market acceptance of the vendor hosted, or on demand, delivery model is uncertain, and if it does not continue to develop, or develops more slowly than we expect, our business may be harmed.

The market for on demand, vendor hosted enterprise software, also called software as a service or SaaS, is relatively new and there is uncertainty as to whether SaaS will achieve long-term market acceptance. Our customers access and use our software as a web-based solution that is hosted by us. If the preferences of our customers change and our customers require that they host our software themselves, either upon the initiation of a new agreement or upon the renewal of an existing agreement, we would experience a decrease in revenue from hosting fees, and potentially higher costs and greater complexity in providing maintenance and support for our software. Additionally, a very limited number of our customers have the contractual right to elect to host our software themselves prior to the expiration of their subscription agreements with us. If the number of customers purchasing hosting services from us decreases, we might not be able to decrease our expenses related to hosting infrastructure in the short term. Potential customers may be reluctant or unwilling to allow a vendor to host software or internal data on their behalf for a number of reasons, including security and data privacy concerns. If such organizations do not recognize the benefits of the on demand delivery model, then the market for our solutions may not develop at all, or may develop more slowly than we expect.

If we fail to manage our hosting infrastructure capacity satisfactorily, our existing customers may experience service outages and our new customers may experience delays in the deployment of our solution.

We have experienced significant growth in the number of users, transactions, and data that our hosting infrastructure supports. Failure to address the increasing demands on our hosting infrastructure satisfactorily may result in service outages, delays or disruptions. For example, we have experienced downtimes within our hosting infrastructure, some of which have been significant, which have prevented customers from using our solutions from time to time. We seek to maintain sufficient excess capacity in our hosting infrastructure to meet the needs of all of our customers. We also maintain excess capacity to facilitate the rapid provisioning of new customer deployments and expansion of existing customer deployments. The development of new hosting infrastructure to keep pace with expanding storage and processing requirements could be a significant cost to us that we are not able to predict accurately and for which we are not able to budget significantly in advance. Such outlays could raise our cost of goods sold and be detrimental to our financial results. At the same time, the development of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and the loss of customers. If our hosting infrastructure capacity fails to keep pace with sales, customers may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth.

Any significant disruption in our computing and communications infrastructure could harm our reputation, result in a loss of customers and adversely affect our business.

Our computing and communications infrastructure is a critical part of our business operations. The vast majority of our customers access our solutions through a standard web browser. Our customers depend on us for fast and reliable access to our applications. Much of our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our applications. We have experienced, and may in the future experience, serious disruptions in our computing and communications infrastructure. Factors that may cause such disruptions include:

•	human error;

•	physical or electronic security breaches;

•	telecommunications outages from third-party providers;

•	computer viruses;

•	acts of terrorism or sabotage;

•	fire, earthquake, flood and other natural disasters; and

•	power loss.

Although we back up data stored on our systems at least weekly, our infrastructure does not currently include real-time, or near real-time, mirroring of data storage and production capacity in more than one geographically distinct location. Thus, in the event of a physical disaster, or certain other failures of our computing infrastructure, customer data from recent transactions may be permanently lost.

We have computing and communications hardware operations located at third-party facilities with Internap in New York City and with Equinix in San Jose, California. We do not control the operation of these facilities and must rely on these vendors to provide the physical security, facilities management and communications infrastructure services to ensure the reliable and consistent delivery of our solutions to our customers. Although we believe we would be able to enter into a similar relationship with another third party should one of these relationships fail or terminate for any reason, we believe our reliance on any third-party vendor exposes us to risks outside of our control. If these third-party vendors encounter financial difficulty such as bankruptcy or other events beyond our control that cause them to fail to secure adequately and maintain their hosting facilities or provide the required data communications capacity, our customers may experience interruptions in our service or the loss or theft of important customer data.

We have experienced system failures in the past. If our customers experience service interruptions or the loss or theft of their data caused by us, we may be required to issue credits pursuant to the terms of our contracts and may also be subject to financial liability or customer losses. Such credits could reduce our revenues below the levels that we have indicated we expect to achieve and adversely affect our margins and operating results.

Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

We must hire and retain key employees and recruit qualified personnel or our future success and business could be harmed.

Our success depends on the continued employment of our senior management and other key employees, such as our chief executive officer and our chief financial officer. A significant number of our senior management were recently hired, including our chief financial officer, and our continued success will depend on their effective management. There can be no assurance that our management team will be successfully integrated into our business and work together effectively. Our current senior management and employees have worked together for a relatively short period of time as a result of recent changes in senior management. We do not maintain key person life insurance on any of our executive officers. Additionally, our continued success depends, in part, on our ability to retain qualified technical, sales and other personnel. In particular, we have recently hired a significant number of finance personnel who may take some period of time to become fully productive. We generally find it difficult to find qualified personnel with relevant experience in both technology sales and human capital management. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to retain qualified engineers with the requisite education, background and industry experience. In particular, because our research and development facilities are primarily located in Quebec, Canada, we are substantially dependent on that labor market to attract qualified engineers. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships. If we lose the services of one or more of our senior management or key employees, or if one or more of them decides to join a competitor or otherwise to compete with us, our business could be harmed. The recent relocation of our headquarters facility may result in unexpected attrition and we may have difficulty filling vacated positions in a timely manner and our operations may be negatively impacted.

We currently derive a material portion of our revenue from international operations and expect to expand our international operations. However, we do not have substantial experience in international markets, and may not achieve the expected results.

During the three months ended March 31, 2007, revenue generated outside of the United States was 8% of total revenue, with Canada accounting for 5% of total revenue. We currently have international offices in Australia, Canada, France, the Netherlands, Singapore and the United Kingdom; however, we currently maintain data centers only in the United States. We may expand our international operations, which will involve a variety of risks, including:

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	differing regulations in Quebec with regard to maintaining operations, products and public information in both French and English;

•	differing labor regulations, especially in the European Union and Quebec, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	more stringent regulations relating to data privacy and the unauthorized use of, or access to, commercial and personal information, particularly in Europe and Canada;

•	reluctance to allow personally identifiable data related to non-U.S. citizens to be stored in databases within the United States, due to concerns over the United States government’s right to access personally identifiable data of non-U.S. citizens stored in databases within the United States or other concerns;

•	greater difficulty in supporting and localizing our products;

•	greater difficulty in localizing our marketing materials and legal agreements, including translations of these materials into local language;

•	changes in a specific country’s or region’s political or economic conditions;

•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	limited or unfavorable intellectual property protection; and

•	restrictions on repatriation of earnings.

We have limited experience in marketing, selling and supporting our products and services abroad. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Fluctuations in the exchange rate of foreign currencies could result in currency transaction losses, which could harm our operating results and financial condition.

We currently have foreign sales denominated in foreign currencies, including the Canadian dollar, Australian dollar, the Euro, New Zealand dollar, Singapore dollar, British pound sterling and Swiss franc, and may in the future have sales denominated in the currencies of additional countries in which we establish or have established sales offices. In addition, we incur a substantial portion of our operating expenses in Canadian dollars and, to a much lesser extent, other foreign currencies. Any fluctuation in the exchange rate of these foreign currencies may negatively affect our business, financial condition and operating results. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

If we fail to defend our proprietary rights aggressively, our competitive advantage could be impaired and we may lose valuable assets, experience reduced revenue, and incur costly litigation fees to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws, and contractual restrictions to establish and protect our proprietary rights in our products and services. We do not have any issued or pending patents and do not rely on patent protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed products may be unenforceable under the laws of certain jurisdictions and foreign countries in which we operate. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent, we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from developing technologies independently that are substantially equivalent or superior to our products. Initiating legal action may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business.

Current and future litigation against us could be costly and time consuming to defend.

We are regularly subject to legal proceedings and claims that arise in the ordinary course of business. Litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, overall financial condition, and operating results. In addition, legal claims that have not yet been asserted against us may be asserted in the future. See Note 12 of our notes to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q filed on May 10, 2007 incorporated herein by reference.

Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant award for damages.

We expect that software product developers such as ourselves will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. To date, we are not aware of any legal claim that has been filed against us regarding these matters but such claims have been threatened. See Note 12 of our notes to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q filed on May 10, 2007 incorporated herein by reference. We can give no assurance that such claims will not be filed in the future. Our competitors or other third parties may also challenge the validity or scope of our intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;

•	require significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue the sale of our products;

•	require us to indemnify our customers or third-party service providers; or

•	require us to expend additional development resources to redesign our products.

We may also be required to indemnify our customers and third-party service providers for third-party products that are incorporated into our products and that infringe the intellectual property rights of others. Although many of these third parties are obligated to indemnify us if their products infringe the rights of others, this indemnification may not be adequate.

In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products.

Our insurance policies will not compensate us for any losses or liabilities resulting from patent infringement claims.

We employ technology licensed from third parties for use in or with our solutions, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

We include in the distribution of our solutions certain technology obtained under licenses from other companies, such as Oracle for database software, Business Objects for reporting software and WebMethods for integration software. We anticipate that we will continue to license technology and development tools from third parties in the future. Although we believe that there are commercially reasonable software alternatives to the third-party software we currently license, this may not always be the case, or we may license third-party software that is more difficult or costly to replace than the third party software we currently license. In addition, integration of our products with new third-party software may require significant work and require substantial allocation of our time and resources. Also, to the extent that our products depend upon the successful operation of third-party products in conjunction with our products, any undetected errors in these third-party products could prevent the implementation or impair the functionality of our products, delay new product introductions and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which could result in higher costs.

Difficulties that we may encounter in managing changes in the size of our business could affect our operating results adversely.

In order to manage our business effectively, we must continually manage headcount in an efficient manner. In the past we have undergone facilities consolidations and headcount reductions in certain locations and departments, and we may do so again. In such events we may incur charges for employee severance. As many employees are located in jurisdictions outside of the United States, we are required to pay the severance amounts legally required in such jurisdictions, which may exceed those of the United States. Further, we believe reductions in our workforce and facility consolidation create anxiety and uncertainty, and may adversely affect employee morale. These measures could adversely affect our employees that we wish to retain and may also adversely affect our ability to hire new personnel. They may also negatively affect customers.

Failure to manage our customer deployments effectively could increase our expenses and cause customer dissatisfaction.

Enterprise deployments of our products require a substantial understanding of our customers’ businesses, and the resulting configuration of our solutions to their business processes and integration with their existing systems. We may encounter difficulties in managing the timeliness of these deployments and the allocation of personnel and resources by us or our customers. In certain situations, we also work with third-party service providers in the implementation or software integration-related services of our solutions, and we may experience difficulties in managing such third parties. Failure to manage customer implementation or software integration-related services successfully by us or our third-party service providers could harm our reputation and cause us to lose existing customers, face potential customer disputes or limit the rate at which new customers purchase our solutions.

Unfavorable economic conditions and reductions in information technology spending could limit our ability to grow our business.

Our operating results may vary based on the impact of changes in global economic conditions on our customers. The revenue growth and profitability of our business depends on the overall demand for enterprise application software and services. Most of our revenue is currently derived from large organizations whose businesses fluctuate with general economic and business conditions. As a result, a softening of demand for enterprise application software and services, and in particular enterprise talent management solutions, caused by a weakening global economy may cause a decline in our revenue. Historically, economic downturns have resulted in overall reductions in corporate information technology spending. In the future, potential customers may decide to reduce their information technology budgets by deferring or reconsidering product purchases, which could reduce our future earnings.

Our reported financial results may be adversely affected by changes in generally accepted accounting principles or changes in our operating history that impact the application of generally accepted accounting principles.

Accounting Principles Generally Accepted in the United States, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, or AICPA, the SEC and various other organizations formed to promulgate and interpret accounting principles. A change in these principles or interpretations could have a significant effect on our projected financial results.

Pursuant to the application of GAAP we recognize the majority of our application revenue monthly over the life of the application agreement. In certain instances, the straight-line revenue recognized on a monthly basis may exceed the amounts invoiced for the same period. If our history of collecting all fees reflected in our application agreements negatively changes, the application of GAAP may mandate that we not recognize revenue in excess of the fees invoiced over the corresponding period for new agreements. The application of GAAP also requires that we accomplish delivery of our solutions to our customers in order to recognize revenue associated with such solutions. In the context of our model, delivery requires the creation of an instance of the solution that may be accessed by the customer via the Internet. We may experience difficulty in making new products available to our customers in this manner. In the event we are not able to make our solutions available to our customer via the Internet in a timely manner, due to resource constraints, implementation difficulties or other reasons, our ability to recognize revenue from the sales of our solutions may be delayed and our financial results may be negatively impacted.

If tax benefits currently available under the tax laws of Quebec are reduced or repealed, or if we have taken an incorrect position with respect to tax matters under discussion with the Canadian Revenue Authority, our business could suffer.

The majority of our research and development activities are conducted through our Canadian subsidiary, Taleo (Canada) Inc. We participate in a government program in Quebec that provides investment credits based upon qualifying research and development expenditures. These expenditures primarily consist of the salaries for the persons conducting research and development activities. We have participated in the program for five years, and expect that we will continue to receive these investment tax credits through September 2008. In 2006, we recorded a $2.2 million reduction in our research and development expenses as a result of this program. We anticipate the continued reduction of our research and development expenses through application of these credits through 2008. If these investment tax benefits are reduced or eliminated, our financial condition and operating results may be adversely affected.

In addition, compliance with income tax regulations requires us to make decisions relating to the transfer pricing of revenues and expenses between our subsidiaries, the underlying value of the assets of the business, the ownership of assets, and the application of available tax credits. To date, certain of our positions have been examined by the Canada Revenue Agency (“CRA”) as described below and our positions may be examined by other taxing authorities in the future.

CRA Examination of Tax Year 1999.  With respect to our 1999 tax year, we have undergone an examination by CRA regarding the transfer of intellectual property to us from our Canadian subsidiary. In September 2006, we entered into a settlement agreement with CRA with respect to this examination. The terms of the settlement require us to make royalty payments to our Canadian subsidiary on certain revenues from outside of Canada for tax years 2000 through 2008. The royalty payments for the tax years 2000 through 2006 resulted in approximately CAD $2.6 million of additional income for our Canadian subsidiary. This additional income has been fully offset by net operating losses and carryforwards. Based on expected revenues subject to the royalty payment obligation, we currently project royalty payments for tax years 2007 and 2008 to approximate CAD $4.0 million for our Canadian subsidiary, although the amount will vary depending on our financial performance. Accordingly, we have not adjusted our deferred tax assets for future utilization of net operating losses and carryforwards to account for this potential assessment because of the uncertainty around realization.

CRA Examination of Tax Years 2000 and 2001.  In April 2006, CRA proposed an additional increase to taxable income for our Canadian subsidiary of approximately CAD $5.3 million in respect of our 2000 and 2001 tax years, which consists of CAD $2.3 million relating to income and expense allocations and CAD $3.0 million relating to our treatment of Quebec investment tax credits. We disagree with these 2000 and 2001 proposed adjustments and are contesting these matters through applicable CRA and judicial procedures, as appropriate. We have established an accrued liability that we believe will be sufficient to cover the estimated tax assessments in connection with these items.

CRA Examination Impact on Future Tax Years.  The CRA issue relating to the treatment of the Quebec investment tax credit in tax years 2000 and 2001 will have bearing on the tax treatment applied in subsequent periods that are not currently under examination. If CRA renders an unfavorable opinion for tax years 2000 and 2001, such adjustments could have a material impact on tax years after 2001. We estimate the potential range of additional income subject to Canadian income tax for tax years 2000 through 2006 as a result of the Quebec investment tax credit to be between CAD $1.0 and $17.0 million, including CRA’s proposed assessment of CAD $3.0 million for the 2000 and 2001 tax years, as discussed above.

If sufficient evidence becomes available allowing us to more accurately estimate a probable income tax liability for income adjustments from the 1999 settlement for tax years 2007 and 2008 and CRA’s examination of our treatment of Quebec investment tax credits, we will apply net operating losses and carryforwards to the extent available and reserve against any remaining balances due by recording additional income tax expense in the period the liability becomes estimable.

We are seeking United States tax treaty relief through the appropriate Competent Authority tribunals for the settlement entered into with CRA with respect to the CRA’s examination of the 1999 tax year, and we will seek United States tax treaty relief for all subsequent final settlements entered into with CRA. Although we believe that we have reasonable basis for our tax positions, it is possible that an adverse outcome could have an adverse effect upon our financial condition, operating results or cash flows in particular quarter or annual period.

Evolving regulation of the Internet may increase our expenditures related to compliance efforts, which may adversely affect our financial condition.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our business model. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share data with our customers via the Internet. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of internet-based services, which could harm our business.

If we fail to develop our brand cost-effectively, our customers may not recognize our brand and we may incur significant expenses, which would harm our business and financial condition.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market intensifies. Successful promotion of our brand will depend largely upon the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions at competitive prices. In the past, our efforts to build our brand have involved significant expense, and we expect to increase that expense in connection with our branding and marketing processes. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to promote successfully and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Our stock price is likely to be volatile and could decline.

The stock market in general and the market for technology-related stocks in particular has been highly volatile. As a result, the market price of our Class A common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section and others such as:

•	our operating performance and the performance of other similar companies;

•	the overall performance of the equity markets;

•	developments with respect to intellectual property rights;

•	publication of unfavorable research reports about us or our industry or withdrawal of research;

•	coverage by securities analysts or lack of coverage by securities analysts;

•	speculation in the press or investment community;

•	terrorist acts; and

•	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures, or capital commitments.

Our principal stockholders will have a controlling influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.

Our executive officers, directors, major stockholders and their affiliates beneficially own or control, indirectly or directly, a substantial number of our Class A and Class B common stock. As a result, if some of these persons or entities act together, they will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws, and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

We may need to raise additional capital, which may not be available, thereby adversely affecting our ability to operate our business.

If we need to raise additional funds due to unforeseen circumstances or continued operating losses, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to our existing stockholders. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives, our stock price may fall and you may lose some or all of your investment.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our certificate of incorporation and bylaws contain provisions that could increase the difficulty for a third party to acquire us without the consent of our board of directors. For example, if a potential acquirer were to make a hostile bid for us, the acquirer would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors has staggered terms, which means that replacing a majority of our directors would require at least two annual meetings. The acquirer would also be required to provide advance notice of its proposal to replace directors at any annual meeting, and will not be able to cumulate votes at a meeting, which will require the acquirer to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

Our board of directors also has the ability to issue preferred stock that could significantly dilute the ownership of a hostile acquirer. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% or greater stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

The lease for our headquarters is incremental to an existing lease on our former headquarters facility in San Francisco, California. If the sublessor at our San Francisco facility is unable to meet its obligations under the sublease, it is likely we would need to recognize a loss for the expected sublease rental income.

We leased a 35,000 square foot facility in Dublin, California in March 2006 for a seven year term as our new headquarters. In addition, we have approximately 12,000 square feet of space relating to our previous headquarters facility in San Francisco, California that we have subleased. If the sublessor of our San Francisco facility is unable to meet its obligations under the sublease, we may have difficulty finding a new sublessor for the facility. We may incur additional costs and may not receive sublease rental income during periods of vacancy.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated into this prospectus by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include all statements other than statements of historical facts and current status contained or incorporated by reference in this prospectus, including statements regarding our future financial position, our business strategy, and the plans and objectives of management for future operations. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve risks, uncertainties and assumptions related to: our history of losses and our profitability, maintaining the renewal of software subscriptions and service fees from existing customers; the difficulty in evaluating our future financial position; our ability to attract new customers; the failure to implement the appropriate controls and procedures to manage growth; the failure to develop or acquire new products or to enhance our existing products and other risks, uncertainties and assumptions included in our periodic reports and in other documents that we file with the SEC.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. These statements are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the SEC. See “Where You Can Find Additional Information.” We provide a cautionary discussion of selected risks and uncertainties regarding an investment in our Class A common stock in our periodic reports and in other documents that we subsequently file with the SEC, and that we will describe in supplements to this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock has traded on The Nasdaq Global Market under the symbol “TLEO” since September 29, 2005. Prior to that time, there was no public market for our Class A common stock. The following table sets forth the range of high and low closing sale prices of our Class A common stock on The Nasdaq Global Market for the periods indicated. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High	Low

For the year ending December 31, 2007:
Second quarter (through June 5, 2007)	$20.61	$15.25
First quarter	16.82	12.06
For the year ended December 31, 2006:
Fourth quarter	13.99	10.01
Third quarter	11.87	7.85
Second quarter	14.63	11.01
First quarter	14.81	12.04
For the year ended December 31, 2005:
Fourth quarter	13.91	10.95

On June 5, 2007, the closing sale price of our Class A common stock on The Nasdaq Global Market was $20.61. As of May 23, 2007, there were 89 holders of record of our Class A common stock and 8 holders of record of our Class B common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Class A common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the sale of shares by the selling stockholders, including the exchange of the exchangeable shares into 375,899 shares of Class A common stock, and the corresponding redemption of 375,899 shares of Class B common stock, that such stockholders are selling in the offering.

You should read this table in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements and related notes, as incorporated by reference from our filings on our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

	As of March 31, 2007
		Pro Forma As
	Actual	Adjusted
	(in thousands, except for share and per share amounts)

Long-term debt	$7	$7
Exchangeable share obligation	581	420
Class B redeemable common stock; par value $0.00001 per share; 4,038,287 shares authorized, 1,356,359 shares issued and outstanding, actual; 4,038,287 shares authorized, 980,460 shares issued and outstanding, pro forma as adjusted	—	—
Stockholders’ equity (deficit):
Common stock; par value $0.00001 per share; 150,000,000 shares authorized, 23,784,564 shares issued and outstanding, actual; 150,000,000 shares authorized, 24,160,463 shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	137,795	137,956
Accumulated deficit	(54,362)	(54,362)
Treasury stock, at cost, 27,031 shares outstanding	(324)	(324)
Accumulated other comprehensive income	418	418

Total stockholders’ equity (deficit)	$83,527	$83,688

Total capitalization	$84,115	$84,115

The table above excludes the following shares:

•	3,911,465 shares of Class A common stock issuable upon the exercise of options outstanding at March 31, 2007, at a weighted average exercise price of $11.80 per share;

•	40,627 shares of Class A common stock that may be issued under restricted stock unit awards outstanding at March 31, 2007; and

•	1,014,585 shares of Class A common stock available for future issuance at March 31, 2007 under our 2004 Stock Plan, 2004 Employee Stock Purchase Plan and 2005 Stock Plan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of April 20, 2007, and after the sale of shares in this offering, by:

•	each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of our Class A common stock or Class B common stock;

•	each of our non-employee directors;

•	each of our named executive officers;

•	all current directors and executive officers of Taleo as a group; and

•	each selling stockholder participating in this offering.

The information in this table assumes that, immediately prior to the completion of this offering, the selling stockholders who hold shares of our Class B common stock and exchangeable shares of our subsidiary, 9090-5415 Quebec Inc., will exchange the exchangeable shares into shares of Class A common stock and the Company will correspondingly redeem shares of Class B common stock on a one-for-one basis. The selling stockholders will exchange only that number of exchangeable shares equal to the number of shares of Class A common stock that such stockholders are selling in the offering.

The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of April 20, 2007, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage beneficially owned is based on 23,863,938 shares of Class A common stock and 1,356,359 shares of Class B common stock outstanding on April 20, 2007.

	Shares Beneficially					% of			Shares Beneficially				% of
	Owned Prior to Offering					Total			Owned After Offering				Total
	Class A			Class B		Voting			Class A		Class B		Voting
	Common			Common		Power		Shares	Common		Common		Power
	Stock			Stock		Prior to		Being	Stock		Stock		After
Name of Beneficial Owner (1)	Number	%		Number	%	Offering		Offered	Number	%	Number	%	Offering

5% and Selling Stockholders:
Bain Capital Funds(2)	3,116,774	13		—	—	12		802,277	2,314,497	10	—	—	9
111 Huntington Avenue Boston, MA 02199
Martin Ouellet	300,000	1		462,118	34	3		—	300,000	1	462,118	47	3
Seneca Investments LLC (3)	2,123,637	9		—	—	8		—	2,123,637	9	—	—	8
45 Rockefeller Plaza, Suite 2000 New York, NY 10111
Charles Sirois (4)	3,069,229	13		251,371	19	13		1,058,400	2,010,829	8	251,371	26	9
1250 Rene Levesque Boulevard West, Suite 3800 Montreal, QC Canada H3B 4W8
T. Rowe Price Associates, Inc. (5)	3,757,464	16		—	—	15		—	3,757,464	16	—	—	15
100 E. Pratt Street Baltimore, Maryland 21202
Wells Fargo & Company (6)	1,524,767	6		—	—	6		—	1,524,767	6	—	—	6
420 Montgomery Street San Francisco, CA 94104
Combined Jewish Philanthropies of Greater Boston, Inc.	38,691		*	—	—		*	38,691	—	—	—	—	—
126 High Street Boston, MA 02110-2700

	Shares Beneficially					% of			Shares Beneficially				% of
	Owned Prior to Offering					Total			Owned After Offering				Total
	Class A			Class B		Voting			Class A		Class B		Voting
	Common			Common		Power		Shares	Common		Common		Power
	Stock			Stock		Prior to		Being	Stock		Stock		After
Name of Beneficial Owner (1)	Number	%		Number	%	Offering		Offered	Number	%	Number	%	Offering

Fidelity Investments Charitable Gift Fund	114,763		*	—	—		*	114,763	—	—	—	—	—
200 Seaport Boulevard, ZE7 Boston, MA 02109
The Boston Foundation	25,342		*	—	—		*	25,342	—	—	—	—	—
75 Arlington Street Boston, MA 02116
The Corporation of the President of The Church of Jesus Christ of Latter-day Saints	18,927		*	—	—		*	18,927	—	—	—	—	—
Room 1514, 5 East North Temple Salt Lake City, UT 84150
9014-0724 Quebec Inc. (7)	8,333	*		—	—	*		8,333	—	—	—	—	—
9020-8844 Quebec Inc. (8)	279,270	1		—	—	1		186,180	93,090	*	—	—	*
Beauchesne Ostiguy & Simard Inc. (9)	20,313	*		—	—	*		20,313	—	—	—	—	—
Emerge Capital Inc. (10)	41,666	*		—	—	*		21,667	19,999	*	—	—	*
Francois Provencher Inc. (11)	139,681	1		—	—	1		90,000	49,681	*	—	—	*
Francois Gilbert	167,581	1		—	—	1		167,581	—	—	—	—	—
Christine Johnson	147,025	1		—	—	1		127,025	20,000	*	—	—	*
Les Immeubles Roussin Itee (12)	25,000	*		—	—	*		25,000	—	—	—	—	—
LT Management Inc. (13)	458,169	2		—	—	2		358,169	100,000	*	—	—	*

Non-Employee Directors:
Gary Bloom	405	*		—	—	*		—	405	*	—	—	*
Patrick Gross	1,774	*		—	—	*		—	1,774	*	—	—	*
Howard Gwin (14)	23,716	*		—	—	*		—	23,716	*	—	—	*
Eric Herr (15)	33,811	*		—	—	*		—	33,811	*	—	—	*
Greg Santora	604	*		—	—	*		—	604	*	—	—	*
Jeffrey Schwartz (2)(16)	3,150,292	13		—	—	12		802,277	2,348,015	10	—	—	9
Louis Tetu (13)(17)	666,351	3		244,808	18	4		358,169	308,182	1	244,808	25	2
Michael Tierney (3)(18)	2,167,821	9		—	—	9			2,167,821	9	—	—	9

Named Executive Officers:
Michael Gregoire (19)	295,225	1		—	—	1		—	295,225	1	—	—	1
Katy Murray	22,030	*		—	—	*		—	22,030	*	—	—	*
Bradford Benson (20)	97,648	*		—	—	*		—	97,648	*	—	—	*
Jeffrey Carr (21)	117,098	*		—	—	*		—	117,098	*	—	—	*
Guy Gauvin (22)	60,466	*		—	—	*		—	60,466	*	—	—	*
Divesh Sisodraker	10,970	*		—	—	*		—	10,970	*	—	—	*
All directors and current executive officers as a group (13 persons) (23)	6,637,241	27		244,808	18	26		1,760,446	4,876,795	19	244,808	25	20

*	Represents less than 1%.

(1)	Unless otherwise indicated in the table, the address for each listed person is c/o Taleo Corporation, 4140 Dublin Boulevard, Suite 400, Dublin, California 94568.

(2)	Shares beneficially owned prior to the offering represent (i) 2,735,388 shares of Class A common stock held by Bain Capital Venture Fund 2001, L.P. (“BCVF”), whose sole general partner is Bain Capital Venture Partners, L.P. (“BVP”), whose sole general partner is Bain Capital Venture Investors, LLC (“BCVI”), (ii) 318,362 shares of Class A common stock held by BCIP Associates II (“BCIP II”), whose sole managing partner is Bain Capital Investors, LLC (“BCI”), and (iii) 63,024 shares of Class A common stock held by BCIP Associates II-B (“BCIP II-B”), whose sole managing partner is BCI. Mr. Michael A. Krupka is the sole managing member of BCVI. BCVI is attorney-in-fact of BCI. Jeffrey Schwartz, one of our directors, is a limited partner of BVP, a member of BCI, a member and a Managing Director of BCVI and a partner of BCIP II. Accordingly, he may be deemed to beneficially own the shares held by BCVF, BCIP II and BCIP II-B. Mr. Schwartz disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. This information was obtained from a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on February 14, 2007, and reflects the contribution of shares to certain charities prior to this offering, which charities are participating in this offering as selling stockholders with respect to the donated shares. Shares being offered represent (i) 746,252 shares of Class A common stock held by BCVF, (ii) 43,070 shares of Class A common stock held by BCIP II, and (iii) 12,955 shares of Class A common stock held by BCIP II-B.

(3)	Michael Tierney, one of our directors, is the chief executive officer of Seneca Investments LLC (“Seneca”). In addition, Mr. Tierney is the majority owner of PGNT Management LLC, which is the majority owner of Seneca. Accordingly, he may be deemed to have voting and dispositive power and beneficially own the shares held of record by Seneca. Mr. Tierney disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. This information was obtained from a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on January 26, 2007.

(4)	Shares beneficially owned prior to the offering represent (i) 1,341,854 shares of Class A common stock held by Telesystem Special Fund I L.P., (ii) 1,727,375 shares of Class A common stock held by Telesystem Software Ventures Limited Partnership, and (iii) 251,371 shares of Class B common stock held by a wholly-owned subsidiary of Placements Charles Sirois Inc. Placements Charles Sirois Inc. is deemed to beneficially own the shares of Class A common stock held by Telesystem Special Fund I L.P. and Telesystem Software Ventures Limited Partnership through various entities. As the controlling shareholder of Placements Charles Sirois Inc., Mr. Charles Sirois is deemed to beneficially own the shares of Class A common stock beneficially owned by Placements Charles Sirois Inc. because he has the sole power to vote or direct the voting of these shares and he has the sole power to dispose or direct the disposition of these shares. This information was obtained from a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on January 31, 2007. Shares being offered represent 1,058,400 shares of Class A common stock held by Telesystem Software Ventures Limited Partnership.

(5)	Represents (i) 2,671,464 shares of Class A common stock held by T. Rowe Price Associates, Inc. and (ii) 1,086,000 shares of Class A common stock held by T. Rowe Price New Horizons Fund, Inc. This information was obtained from a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on February 14, 2007.

(6)	This information was obtained from a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on February 14, 2007.

(7)	François Provencher and Mr. Provencher’s family trust, Fiducie Famille Provencher 2005, share voting and investment power over the shares held by 9014-0724 Quebec Inc.

(8)	Bernard Tetu is the sole shareholder of 9020-8844 Quebec Inc.

(9)	Fiducie Sax, Fiducie FAB, Fiducie GMC and Fiducie Chez Roger share voting and investment power over the shares held by Beauchesne Ostiguy & Simard Inc.

(10)	Andre Tremblay, Fiducie Marie-Danielle et Luc Tremblay, Line Chabot, Germain Lamonde and Fiducie Famille Lamonde share voting and investment power over the shares held by Emerge Capital Inc.

(11)	François Provencher and Mr. Provencher’s family trust, Fiducie Famille Provencher 2005, share voting and investment power over the shares held by François Provencher Inc.

(12)	Nathalie Roussin, Michele Roussin and Francois Roussin share voting and investment power over the shares held by Les Immeubles Roussin Itee.

(13)	Louis Tetu, one of our directors, is the sole shareholder of LT Management Inc.

(14)	Includes 22,111 shares subject to options that are exercisable within 60 days of April 20, 2007.

(15)	Includes 31,000 shares subject to options that are exercisable within 60 days of April 20, 2007.

(16)	Includes (i) 31,000 shares subject to options that are exercisable within 60 days of April 20, 2007, and (ii) 3,116,774 shares held by the Bain Capital Funds. See footnote (2) above.

(17)	Shares beneficially owned prior to the offering include (i) 208,182 shares of Class A common stock subject to options that are exercisable within 60 days of April 20, 2007, (ii) 146,906 shares of Class B common stock held by Louise Couture, Mr. Tetu’s wife, (iii) 97,902 shares of Class B common stock held by Mr. Tetu, and (iv) 458,169 shares of Class A common stock held by LT Management Inc. See footnote (13) above.

(18)	Shares beneficially owned prior to the offering include (i) 31,000 shares subject to options that are exercisable within 60 days of April 20, 2007, (ii) 10,000 shares held by Nikita Group Retirement Plan and Trust, of which Michael Tierney is a 50% owner, and (iii) 2,123,637 shares held by Seneca Investments LLC. See footnote (3) above.

(19)	Includes 285,225 shares subject to options that are exercisable within 60 days of April 20, 2007.

(20)	Includes 60,416 shares subject to options that are exercisable within 60 days of April 20, 2007.

(21)	Includes 75,346 shares subject to options that are exercisable within 60 days of April 20, 2007.

(22)	Includes 57,343 shares subject to options that are exercisable within 60 days of April 20, 2007.

(23)	Includes 801,623 shares subject to options that are exercisable within 60 days of April 20, 2007. Excludes securities held by Mr. Sisodraker because he is no longer an executive officer.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 150,000,000 shares of Class A common stock, $0.00001 par value, 4,038,287 shares of Class B common stock, $0.00001 par value, and 10,000,000 shares of undesignated preferred stock, $0.00001 par value.

Class A Common Stock

As of March 31, 2007, there were 23,784,564 shares of Class A common stock outstanding.

Holders of our Class A common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, Class A common stockholders will be entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, our Class A common stockholders will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Class A common stockholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Class A common stock.

Class B Common Stock

As of March 31, 2007, there were 1,356,359 shares of Class B common stock outstanding.

Holders of our Class B common stock vote together as a single class with holders of our Class A common stock and are entitled to one vote per share on all matters to be voted upon by our stockholders. One share of our Class B common stock is redeemable by us for $0.00001 per share in connection with the issuance of one share of Class A common stock in exchange for Class A preferred exchangeable shares or Class B preferred exchangeable shares of 9090-5415 Quebec Inc. See “Exchangeable Shares.”

Other than the voting rights and redemption right described in this section, holders of Class B common stock are not entitled to any rights, economic or otherwise, as a result of their ownership of Class B common stock, including but not limited to any rights to dividends, payment upon our liquidation, dissolution or winding up or any other economic benefits. However, each holder of Class B common stock also owns an equivalent number of exchangeable shares, which cumulatively replicates the rights of a holder of our Class A common stock.

Preferred Stock

Our board of directors is authorized, without any action by our stockholders, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our Class A common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our Class A common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	impairing dividend rights of our Class A common stock;

•	diluting the voting power of our Class A common stock;

•	impairing the liquidation rights of our Class A common stock; and

•	delaying or preventing a change of control of us without further action by our stockholders.

No shares of our preferred stock are outstanding, and we have no present plans to issue any shares of our preferred stock following this offering.

Exchangeable Shares

In November 1999, we entered into an exchangeable share transaction with 9090-5415 Quebec Inc., formerly known as Viasite Inc., a corporation organized under the laws of Quebec, Canada. In connection with this transaction, we were issued 1,000 Class A common shares of 9090-5415 Quebec. The remaining shares of 9090-5415 Quebec are non-voting exchangeable shares, entitling the holder to exchange each exchangeable share for a share of our Class A common stock on a one-for-six basis after giving effect to our April 2005 one-for-six reverse stock split. As of March 31, 2007, there were 8,138,169 exchangeable shares outstanding.

In the event we declare a dividend on our shares, 9090-5415 Quebec is obligated to provide the holders of exchangeable shares with cash, exchangeable shares or other property which would mirror the distribution they would have received had they exchanged their exchangeable shares into our stock. In addition, if our holders experience a liquidation event, 9090-5415 Quebec is obligated to pay an equivalent liquidation preference to its shareholders. We have entered into a covenant agreement with 9090-5415 Quebec which obligates us to fund both the dividend and liquidation payments that 9090-5415 provides to its holders.

These exchangeable shares were issued so that the holders of the outstanding capital stock of 9090-5415 Quebec could defer the imposition of certain taxes under Canadian law until such time as they elected to exchange their exchangeable shares for shares of our Class A common stock but could otherwise maintain their economic rights. In order to give the holders of these exchangeable shares the ability to vote on matters which may be voted on by our stockholders during the period prior to when they exchange their exchangeable shares for shares of our Class A common stock, we have issued to the holders of exchangeable shares one share of our Class B common stock for each six exchangeable shares held by them, which shares of Class B common stock are redeemable, one-for-one, for nominal value by us upon and simultaneously with the exchange of the exchangeable shares. Other than the rights described in this section, the holders of exchangeable shares have no further powers, preferences or rights with respect to our capital stock.

Registration Rights

Following the completion of this offering, the holders of approximately 5,850,000 shares of our Class A common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the amended and restated investor rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of Class A common stock in the registration. Certain of the holders of the registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to shares of our Class A common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration.

The registration rights terminate upon the earlier of (1) October 4, 2010, or (2) with respect to the registration rights of an individual holder, when the holder holds less than one percent of our outstanding stock and when the holder can sell all of the holder’s shares in any three-month period under Rule 144 under the Securities Act or another similar exception.

Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our Class A common stock, because, among other things, the negotiation of such proposals could result in an improvement of their terms.

Our certificate of incorporation and bylaws include provisions that:

•	allow the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	prohibit cumulative voting in the election of directors;

•	require that special meetings of our stockholders be called only by the board of directors, the chairman of the board, the chief executive officer or the president; and

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors.

The Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

In sum, these provisions of Delaware law and our certificate of incorporation and bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control. Specifically, these provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and complicate, delay or prevent a change of control. They may also have the effect of preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Shareholder Services, Inc., 250 Royall Street, Canton, MA 02021.

Nasdaq Global Market Listing

Our Class A common stock is listed on The Nasdaq Global Market under the trading symbol “TLEO.”

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., CIBC World Markets Corp. and ThinkEquity Partners LLC, have severally agreed to purchase from the selling stockholders the following respective number of shares of Class A common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. Deutsche Bank Securities Inc. is acting as sole book-running manager.

Number
Underwriters	of Shares

Deutsche Bank Securities Inc.	1,715,094
CIBC World Markets Corp.	980,054
ThinkEquity Partners LLC	367,520

Total	3,062,668

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of Class A common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of Class A common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of Class A common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.5657 per share under the public offering price. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 459,400 additional shares of Class A common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the Class A common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of Class A common stock as the number of shares of Class A common stock to be purchased by it in the above table bears to the total number of shares of Class A common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of Class A common stock to the underwriters to the extent the option is exercised. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,062,668 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting discounts and commissions are 4.75% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without	With Full
		Exercise of	Exercise of
	Fee	Over-Allotment	Over-Allotment
	per share	Option	Option

Discounts and commissions paid by the selling stockholders	$0.9428	$2,887,483.39	$3,320,605.71

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $550,000.

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers, directors and selling stockholders has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our Class A common stock or other securities convertible into or exchangeable or exercisable for shares of our Class A common stock or derivatives of our Class A common stock owned by these persons prior to this offering or Class A common stock issuable upon exercise of options or warrants held by these persons for a period of 75 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. These restrictions on transfers and dispositions of shares of Class A common stock by officers, directors and selling stockholders do not apply to transfers or dispositions (i) to the underwriters in connection with this offering, (ii) that were acquired in open market transactions after this completion of this offering, (iii) pursuant to a written sales plan designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and entered into prior to the date of the lock-up agreement or (iv) to affiliated entities, to certain trusts or by gift, will or intestacy, provided that recipient of the shares agrees to be bound in writing by the restrictions set forth in the lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our 2004 Stock Plan and our 2004 Employee Stock Purchase Plan. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lockup agreements prior to the expiration of the 75-day period.

The 75-day period described in the preceding paragraph will be extended if (i) during the last 17 days of the 75-day period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 75-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 75-day period, in either of which cases the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our Class A common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise.

The European Union’s prospectus directive provides that, in relation to each member state of the European Economic Area that has implemented the prospectus directive (each, a “relevant member state”), from and including the date on which the prospectus directive is implemented in the relevant member state (the “relevant implementation date”), no offeror of securities may make an offer of securities to the public in that relevant member state prior to the publication of a prospectus in relation to such securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the prospectus directive, except that such offeror may, with effect from and including the relevant implementation date, make an offer of securities to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to article 3 of the prospectus directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the prospectus directive in that member state and the expression “prospectus directive” means European Union Directive 2003/71/EC and includes any relevant implementing measure in that member state.

In addition, an offeror of securities may only communicate or cause to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of such Act does not apply to us and must comply with all applicable provisions of such Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They have received customary fees and commissions for the services they have provided.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Davis Polk & Wardwell, Menlo Park, California, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference herein which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share Based Payment,” effective January 1, 2006, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of JobFlash, Inc. incorporated by reference in this prospectus have been audited by Brown Adams LLP, Certified Public Accountants, an independent public accounting firm, as stated in their reports incorporated by reference herein, and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The following documents previously filed with the SEC are hereby incorporated by reference in this prospectus (other than filings or portions of filings that are furnished under applicable SEC rules rather than filed):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 16, 2007;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 10, 2007;

•	Our Current Report on Form 8-K filed with the SEC on January 31, 2007;

•	Our Current Report on Form 8-K/A filed with the SEC on February 1, 2007;

•	Our Current Report on Form 8-K filed with the SEC on February 8, 2007, as amended April 16, 2007;

•	Our Current Report on Form 8-K filed with the SEC on March 8, 2007, as amended May 25, 2007;

•	Our Current Report on Form 8-K filed with the SEC on March 20, 2007;

•	Our Current Report on Form 8-K filed with the SEC on April 6, 2007;

•	Our Proxy Statement on Schedule 14A for our 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007; and

•	The description of our Class A common stock contained in our Registration Statement on Form 10 filed with the SEC on May 2, 2005, as amended, pursuant to Section 12(g) of the Exchange Act.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:

Taleo Corporation
4140 Dublin Boulevard, Suite 400
Dublin, CA 94568
(925) 452-3000
ir@taleo.com

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our internet address is www.taleo.com. There we make available free of charge, on or through the Investor Relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The shares of Class A common stock offered under this prospectus are offered only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock.

This prospectus constitutes a part of a Registration Statement we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of Class A common stock, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the address set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the company of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or as of its date, respectively, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

3,062,668 Shares

Class A Common Stock

Deutsche Bank Securities
(Sole Book-Running Manager)

CIBC World Markets

ThinkEquity Partners LLC

Prospectus

June 5, 2007